CNE GROUP, INC.
                              255 WEST 36TH STREET
                                    SUITE 800
                            NEW YORK, NEW YORK 10012

                                 (212) 300-2112
                               FAX (212) 300-2035


September 19, 2005


Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0407
Washington, D.C. 20549

Via EDGAR

Re:   CNE Group, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004 Filed April 15,
      2005

      Form 10-QSB for the quarterly period ended March 31, 2005 File No.
      001-9924

Dear Mr. Spirgel:

This is in response to your letter dated July 14, 2005, pursuant to which you requested certain information relating to the above captioned filings with the Securities and Exchange Commission (the "Commission") by CNE Group, Inc. (the "Company"). I am responding to your letter instead of Anthony S. Conigliaro because Mr. Conigliaro resigned as the Company's Chief Financial Officer on August 31, 2005. This information is reflected in the Company's Form 8-K filed with the Commission on September 6, 2005. As indicated therein there were no disagreements between Mr. Conigliaro and the Company on any financial or other matters and Mr. Conigliaro remains a member of the Company's Board of Directors.

Set forth herein are the Company's responses to the questions and comments in your letter. Page and paragraph references are to those in that letter.

Page 2  Form 10-KSB for the fiscal year ended December 31, 2004
        -------------------------------------------------------

Item 7. Financial Statements
----------------------------

Larry Spirgel
September 19, 2005
Page 2

Report of Independent Registered Public Accounting Firm, page F-1
-----------------------------------------------------------------

Paragraph 1.

The opinion issued by Wheeler, Herman, Hopkins & Lagor P.A. should cover only the year ended December 31, 2004. The two-year period language was inadvertently included at the date of issuance. If required, Wheeler, Herman, Hopkins & Lagor P.A will amend its opinion by deleting the reference to the year ended December 31, 2003 and the Company will file and amendment to its Form 10-KSB for the fiscal year ended December 31, 2004 and include this amended opinion therein.

Note A - The Company, page F-9
------------------------------

Paragraphs 2 and 3.

The Company believes that all of the information requested in this paragraph has been previously provided in its public filings. You are respectfully referred to
Item 2. Acquisition and Disposition of Assets and Item 5. Other Information in the Company's Form 8-K dated May 6, 2003 and filed with the Commission on that date, and Item 7. Financial Statements, Pro Forma Financial Information and
Exhibits in the Company's Form 8-K/A dated July 7, 2003 and filed with the Commission on that date.

Note B - Significant Accounting Policies
----------------------------------------

[16] Intellectual Property Rights and Goodwill, page F-21
---------------------------------------------------------

Paragraph 4.

The Company had an independent goodwill impairment analysis prepared by Chartered Capital Advisers, Inc. ("CCA") in New York City. We have sent a copy of this report to Michael Henderson via email for your review. The conclusion from this analysis can be read on pages 18 through 21 of this report.

Paragraph 5.

SFAS 142 Paragraph 30 reads as follows:

      Reporting Unit

      30. A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be

Larry Spirgel
September 19, 2005
Page 3


      aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. The relevant provisions of Statement 131 and related interpretive literature shall be used to determine the reporting units of an entity.

The report addresses this issue as follows:

CCA performed the Step-One impairment analysis in the manner outlined in SFAS 142 Paragraph 30 based on the following assumptions.

      1.    The Company essentially has a single reporting unit.

      2. Substantially all of the Company's revenues and assets are contained in the Wireless Reporting Unit.

      3. All of the Company's goodwill is contained in the Wireless Reporting Unit.

      4. The stock market perception of the Company is based on the Wireless Reporting Unit.

      5. The E-recruiting Reporting Unit is immaterial in relation to the Wireless Reporting Unit in terms of revenues, assets, value and potential value.

Pages 2 and 3  Item 8A.  Controls and Procedures, page 51
               ------------------------------------------

Paragraph 6.

The Company herewith confirms supplementally that there was no change in its internal control over financial reporting that occurred during its fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting and will provide the disclosure required by Item 308(c) of Regulation S-B in future filings.

Page 3  Form 10-QSB for the quarterly period ended March 31, 2005
        ---------------------------------------------------------

Item 3. Controls and Procedures, page 51
----------------------------------------

Paragraph 7.

The Company herewith confirms supplementally that there was no change in its internal control over financial reporting that occurred during its first fiscal quarter in 2005 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting and will

Larry Spirgel
September 19, 2005
Page 4

provide the disclosure required by Item 308(c) of Regulation S-B in future filings.

The Company acknowledges that

      o it is responsible for the adequacy and accuracy of the disclosure in its filings;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Based on the information set forth herein in response to the comments in your letter, the Company believes that it is not necessary to amend any of its filings and, accordingly, has not done so. The Company understands that you may have additional comments after reviewing the information set forth in this letter and, in such event, will respond to those comments.

We thank you for the most professional and courteous manner in which both you and Michael Henderson are treating this matter.

Very truly yours,

CNE Group, Inc.

s/George W. Benoit
George W. Benoit
Chief Executive Officer

Enclosure

cc:   Michael Henderson, CPA
      Wheeler, Herman, Hopkins & Lagor P.A.
      Chartered Capital Advisers, Inc.